MICHAEL W. UPCHURCH    PHONE: (816) 983-1827
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER    EMAIL:MUpchurch@KCSouthern.com

February 23, 2021

Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

            Re: Kansas City Southern
            Form 10-K for the year ended December 31, 2020
            Filed January 29, 2021
            Form 8-K Filed January 22, 2021
            File No. 001-04717
Ladies and Gentlemen:

We respectfully submit the following responses to the comments in your letter dated February 16, 2021 (which has been reproduced in the body of our response in italics).

Form 10-K for the Fiscal Year Ended December 31, 2020
Properties
Equipment Configuration, page 23

1.     We note that you disclose average age (in years) of owned and leased locomotives. For comparison purposes, provide similar disclosure for freight cars, or indicate why that information is not provided.

The Company acknowledges the Staff's comment. In future filings, we will disclose the average age (in years) of owned and leased freight cars in Item 2 of the Form 10-K. Please see the Appendix for the updated disclosure.

Form 8-K Filed January 22, 2021
Exhibit 99.1
KCS Outlook, page 2

2. You disclose an operating ratio and free cash flow financial outlook for 2021 and 2022. Expand your disclosure to include a reconciliation for forecasted non-GAAP measures, to the extent available without unreasonable efforts, with the most directly comparable GAAP measures or disclose that such GAAP forecasts cannot be made without unreasonable efforts. Regarding free cash flow, present the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 100(a) of Regulation G and Item 10(e)(1)(i)(A) and (i)(B) of Regulation S-K.

The Company acknowledges the Staff's comment. Regarding free cash flow, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP is net cash provided by operating activities less net cash used for investing activities. The most directly comparable financial measure to operating ratio calculated and presented in accordance with U.S. GAAP is reported operating expenses divided by reported revenues.

The Company's press release in Exhibit 99.1 contains forecasted financial measures including adjusted operating ratio and free cash flow, which are non-GAAP financial measures. The Company did not reconcile these forecasted financial measures to the most comparable GAAP measure because certain information necessary to calculate such measures on a GAAP basis was unavailable or dependent on the timing of future events outside of the Company's control. At the time the Company made these forward looking statements, the GAAP numbers included the strengthening or weakening of the Mexican Peso to U.S. Dollar and changes in fuel price, both of which could have a significant impact on the Company's consolidated results. Therefore, the Company was unable to reconcile, without unreasonable efforts, the forecasted financial measures to the most comparable GAAP measure.

KCS's reported results have been impacted by unpredictable events. Examples of these types of events from recent years include, changes in income tax regulations and other laws, restructuring charges, and impairment of assets. These, or other similar, significant unforeseen events could affect KCS's reported consolidated results and may be excluded from the Company's non-GAAP financial measures.

In future filings, the Company will provide a reconciliation of the differences between the forecasted non-GAAP financial measures disclosed and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP, to the extent possible. If the Company is unable to reconcile, without unreasonable efforts, the Company will disclose this fact and the reason the information is unavailable as required by Item 10(e)(1)(i)(B) of Regulation S-K.

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In summary, the Company has carefully considered the comments and views expressed in your letter and believe your comments will improve our future disclosures. We believe that our responses fully address the comments provided, and we do not believe that these inquiries or responses indicate the existence of any deficiencies in either our disclosures or our financial reporting controls and procedures.
We acknowledge that:
•the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1827, or Suzanne Grafton at (816) 983-1208.

Sincerely,

/s/ MICHAEL W. UPCHURCH

Michael W. Upchurch
Executive Vice President and Chief Financial Officer

Cc: Suzanne M. Grafton - Vice President and Chief Accounting Officer

Appendix A
Equipment Configuration
As of December 31, 2021 and 2020, KCS owned and leased the following units of equipment: (2021 not updated)

	2021				2020
	Owned	Leased	Total	Avg Age (in Years)	Owned	Leased	Total	Avg Age (in Years)
Freight Cars:
Box cars	xx	xx	xx	xx.x	2,093	712	2,805	26.5
Hoppers (covered and open top)	xx	xx	xx	xx.x	4,883	865	5,748	16.0
Gondolas	xx	xx	xx	xx.x	2,423	1,180	3,603	23.8
Automotive	xx	xx	xx	xx.x	3,310	356	3,666	7.2
Flat cars (intermodal and other)	xx	xx	xx	xx.x	818	54	872	26.8
Tank cars	xx	xx	xx	xx.x	—	416	416	28.2
Total	xx	xx	xx	xx.x	13,527	3,583	17,110	18.2

Locomotives:
Freight	xx	xx	xx	xx.x	759	—	759	16.5
Switching	xx	xx	xx	xx.x	198	—	198	46.9
Total	xx	xx	xx	xx.x	957	—	957	22.9